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                                EXHIBIT (a) (6)

                 Text of Press Release Dated June 2, 2003


NEWS RELEASE

FOR MORE INFORMATION CONTACT:
Lou Anne D. McInnis
800/869-6397


                     VAN KAMPEN SENIOR FLOATING RATE FUND
                 COMPLETES TENDER OFFER FOR ITS COMMON SHARES


        CHICAGO (June 2, 2003) -- Van Kampen Senior Floating Rate Fund announced today the final results of its tender offer for up to 11,993,822 of its outstanding common shares of beneficial interest. The offer expired at 12:00 Midnight, Eastern Time, on May 16, 2003.

        The Fund said that 3,350,200 common shares, as of the expiration of the tender offer, were validly tendered through the stated expiration date. All 3,350,200 common shares tendered were purchased at a price of $7.43 per common share, the net asset value at the time the offer expired. Payment for the shares purchased was mailed prior to the date hereof.

        As indicated in the Fund's current prospectus, the Board of Trustees of the Fund currently intends, each quarter, to consider authorizing the Fund to make a tender offer for its common shares in order to attempt to provide liquidity to its investors.

        The Fund commenced operations on March 27, 1998 and had total net assets of approximately $246 million as of May 16, 2003.

        Van Kampen Senior Floating Rate Fund is advised and distributed by subsidiaries of Van Kampen Investments Inc. ("Van Kampen"). Van Kampen is one of the nation's largest investment management companies with more than $66 billion in assets under management or supervision as of March 31, 2003. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors work toward their financial goals. Van Kampen is a wholly owned subsidiary of Morgan Stanley (NYSE: MWD).

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For more complete information, including risk considerations, fees, sales charges and ongoing expenses, please contact your financial advisor for a prospectus or download one at www.vankampen.com. Please read it carefully before you invest or send money.

Copyright (C) 2003 Van Kampen Funds Inc. All Rights Reserved 3172D02-ANS-06/03 Member NASD/SIPC.